Exhibit 8.1

Principal Subsidiaries and Affiliated Entities of The Registrant

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
Smart Choice Ventures Limited	British Virgin Islands
Hong Kong Smart Choice Ventures Limited	Hong Kong
Huize Hong Kong Insurance Broker Limited	Hong Kong
Synergy Wealth Management Limited	Hong Kong
Zhixuan International Management Consulting (Shenzhen) Co., Ltd.	PRC

Consolidated affiliated entities and their subsidiaries

Name of Consolidated affiliated entities and their subsidiaries	Jurisdiction of Incorporation
Shenzhen Huiye Tianze Investment Holding Co., Ltd.	PRC
Huize Insurance Brokerage Co., Ltd.	PRC
Shenzhen Huize Shidai Technology Co., Ltd.	PRC
Huize (Chengdu) Internet Technology Co., Ltd.	PRC
Shenzhen Zhixuan Wealth Investment Management Co., Ltd.	PRC
Shenzhen Detong Insurance Agency Co., Ltd.	PRC
Shanghai Huiju Haoshi Information Technology Co., Ltd.	PRC
Shenzhen Huize Business Management Co., Ltd.	PRC